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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Jefferson Pilot Variable Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord	**New Hampshire**	**03301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith J. Ryan **260-455-6244**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 4000	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 3 2008
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Keith J. Ryan**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Jefferson Pilot Variable Corporation, as

of **December 31**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith J Ryan
Signature

Vice President and Chief Financial Officer
Title

Kay A. Brown
Notary Public
Notary Public - State of Indiana
My Commission Expires:
November 24, 2009

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Supplementary report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Jefferson Pilot Variable Corporation
Year Ended December 31, 2007
With Report and Supplementary
Report of Independent Registered Public Accounting Firm

0712-0897087-PH

Jefferson Pilot Variable Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG LLP

Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: 215 448 5000
Fax: 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jefferson Pilot Variable Corporation

We have audited the accompanying statement of financial condition of Jefferson Pilot Variable Corporation (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot Variable Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2008

Jefferson Pilot Variable Corporation

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 1,031,121
Federal income taxes receivable from Parent	8,625
Prepaid expense	1,169
Other assets	39,107
Total assets	$ 1,080,022
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliate	$ 24,153
Other liabilities	19,211
Total liabilities	43,364
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares; issued 6,000 shares	6,000
Additional paid-in capital	1,070,132
Accumulated deficit	(39,474)
Total stockholder's equity	1,036,658
Total liabilities and stockholder's equity	$ 1,080,022

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Operations

Year Ended December 31, 2007

Revenues	
Concession income from affiliates	$ 15,698,989
Interest	49,617
Other income	35,000
	15,783,606
Expenses	
Selling	15,698,989
General and administrative	63,522
Taxes, licenses, and fees	58,924
	15,821,435
Loss before federal income taxes	(37,829)
Federal income tax benefit	13,240
Net loss	$ (24,589)

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2006	6,000	$ 6,000	$ 1,070,132	$ (14,885)	$ 1,061,247
Net loss	–	–	–	(24,589)	(24,589)
Balance at December 31, 2007	6,000	$ 6,000	$ 1,070,132	$ (39,474)	$ 1,036,658

See accompanying notes.

Jefferson Pilot Variable Corporation

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net loss	$ (24,589)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	283
Change in due to affiliates	28,262
Increase in other assets	(34,956)
Change in income taxes receivable from Parent	(11,656)
Increase in other liabilities	19,211
Net cash used in operating activities	(23,445)
Cash and cash equivalents at beginning of year	1,054,566
Cash and cash equivalents at end of year	$ 1,031,121
Supplemental disclosure of cash flow information	
Income tax refunds received (from the Parent)	$ 1,583

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Prior to May 1, 2007, Jefferson Pilot Variable Corporation (the Company) operated in the United States as the exclusive distributor for variable annuity contracts issued by Jefferson-Pilot Life Insurance Company (J-P Life) and for variable life insurance policies issued by Jefferson Pilot LifeAmerica Insurance Company (JPLA). In addition, prior to July 2, 2007, the Company also acted as the exclusive distributor for variable annuity contracts and variable life insurance policies issued by Jefferson Pilot Financial Insurance Company (JPFIC).

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) (formerly National Association of Securities Dealers, Inc.). The Company's transactions are limited to the sale and redemption of interests in the insurance companies' separate accounts.

The Company carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities, does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of rule 15c3-3 of the Securities and Exchange Commission.

On April 3, 2006, Lincoln National Corporation (LNC or the Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations* (SFAS No. 141). At that time, the Company, a wholly owned subsidiary of Jefferson-Pilot, became a wholly owned subsidiary of LNC.

SFAS No. 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. The associated fair values of the Company at April 3, 2006, were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The fair value of the Company's net assets assumed in the merger was $1.076 million.

1. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Recognition of Revenue and Expense

Concession income and interest revenue are recorded as earned, and selling expenses are recorded as incurred.

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for income taxes on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LNC. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

2. Income Taxes

Federal income tax expense is recorded at the statutory rate of 35%. Current federal income tax benefit was $13,240 for the year ended December 31, 2007. Current federal income taxes receivable of $8,625 at December 31, 2007, is included in federal income taxes receivable from Parent on the statement of financial condition.

3. Retirement and Other Benefit Plans

Individuals who provide services to the Company are employees of the Parent. These individuals may be eligible to participate in the funded, defined benefit pension plans; unfunded, nonqualified, and defined benefit plans; postretirement medical, dental, and life insurance benefits; deferred compensation plan; or stock-based incentive plans, which are provided for the employees of the Parent and its subsidiaries.

On May 1, 2007, the Parent announced plans to change the retirement benefits provided to employees, which include freezing the traditional defined benefit pension plan effective December 31, 2007, and enhancing the existing defined contribution plan beginning January 1, 2008. This prospective change in benefits will not impact any of the pension retirement benefits that were accrued through December 31, 2007.

4. Transactions With Affiliates (Related-Party Transactions)

Prior to April 30, 2007, the Company had a Fund Distribution Agreement with Jefferson Pilot Variable Fund, Inc. (the Fund), which was an open-end diversified series management investment company registered under the Investment Act of 1940, as amended. Under this agreement, the Company performed all functions relative to sales and marketing of the shares of portfolios of the Fund, which served as the underlying mutual funds for sub-accounts of separate accounts to which premium payments and cash values of variable life insurance and variable annuity policies were allocated. On April 30, 2007, the portfolios of the Fund were reorganized into or merged with series of Lincoln Variable Insurance Products Trust. As a result of this reorganization, the Fund Distribution Agreement terminated.

For the period of January 1, 2007 through July 1, 2007, the Company received concession income of $15,698,989 from affiliated life insurance companies, which includes compensation for variable life insurance and variable annuities sold.

Prior to July 2, 2007, the Company had a Selling Agreement with Jefferson Pilot Securities Corporation (JPSC), an affiliated broker-dealer, which is also registered with the Securities and Exchange Commission and FINRA. The Company acted as distributor for variable annuity contracts issued by J-P Life, variable life insurance policies issued by JPLA, and variable annuity contracts and variable life insurance policies issued by JPFIC. Under this selling agreement, JPSC is paid sales commissions relating to these products.

4. Transactions with Affiliates (Related-Party Transactions) (continued)

As a result of the mergers into and with JPLA and Lincoln Life & Annuity Company of New York, as well as JPFIC and The Lincoln National Life Insurance Company, these products are no longer distributed by the Company. An affiliate of the Company, Lincoln Financial Distributors, Inc., is the distributor for the variable life insurance and variable annuities products.

Due to affiliate represents general and administrative expenses payable to The Lincoln National Life Insurance Company.

5. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $938,394, which was $913,394 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

Supplemental Information

Jefferson Pilot Variable Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Computation of net capital	
Total stockholder's equity	$ 1,036,658
Deductions and/or charges:	
Nonallowable asset:	
Federal income taxes receivable from Parent	8,625
Prepaid expenses	1,169
Total nonallowable assets	9,794
Haircuts on securities:	
Money market instruments	88,470
Net capital	$ 938,394
Total aggregate indebtedness	$ 43,364
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,890
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above amounts)	$ 25,000
Excess net capital	$ 913,394
Ratio of aggregate indebtedness to net capital	.05 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filing.

Jefferson Pilot Variable Corporation

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplementary Report

ERNST & YOUNG LLP

Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: 215 448 5000
Fax: 215 448 4069

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Jefferson Pilot Variable Corporation

In planning and performing our audit of the financial statements of Jefferson Pilot Variable Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulation Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2008

END